EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3 No. 333-208760 Amendment No. 1) and related Prospectus of Spectrum Pharmaceuticals, Inc. for the registration of up to an aggregate of $250,000,000 of shares of its common stock, preferred stock, debt securities, warrants for debt or equity securities and units and to the incorporation by reference therein of our report dated March 12, 2014, with respect to the consolidated financial statements of Spectrum Pharmaceuticals, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2014, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Irvine, California
January 25, 2016